UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13A-16 OR 15D-16 of The Securities Exchange Act of 1934

For the month of March 2021

Commission File Number 001-39564

MingZhu Logistics Holdings Limited
(Translation of registrant’s name into English)

27F, Yantian Modern Industry Service Center No. 3018 Shayan Road, Yantian District Shenzhen, Guangdong, China 518081
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

On March 12, 2021, MingZhu Logistics Holdings Limited (the “Company”), closed its previously announced registered direct public offering (the “Offering”) of 3,333,335 units of its securities (each, a “Unit”), with each Unit consisting of (i) one ordinary share of the Company, par value $0.001 per share, and (ii) one warrant to purchase 0.75 ordinary share. The Company sold the Units at a price of $6.00 per Unit. The Company received gross proceeds from the Offering, before deducting estimated offering expenses payable by the Company, of approximately $20,000,000.

On March 12, 2021, the Company issued a press release announcing the closing of the Offering. A copy of the press release issued by the Company is attached hereto as Exhibit 99.1.

This current report on Form 6-K is also being filed to clarify the Company’s home country rule exemption that it intends to disclose in its annual report on Form 20-F.

Corporate Governance

Pursuant to the home country rule exemption set forth under Nasdaq Listing Rule 5615, we elected to be exempt from the requirements of the NASDAQ Stock Market Rules (with the exception of those rules which are required to be followed pursuant to the provisions of Rule 5615(a)(3)) and Rule 5250(b)(3) and Rule 5250(d) of the NASDAQ Stock Market Marketplace Rules. Our shares are listed on the NASDAQ Capital Market (“NASDAQ”). As such, we are subject to corporate governance requirements imposed by NASDAQ. Under NASDAQ rules, listed non-US companies may, in general, follow their home country corporate governance practices in lieu of some of the NASDAQ corporate governance requirements. Except for the foregoing, we endeavor to comply with the NASDAQ corporate governance practices and except for the foregoing, there is no significant difference between our corporate governance practices and what the NASDAQ requires of domestic U.S. companies. A copy of the home country rule exemption letter from the Company’s legal counsel is attached hereto as Exhibit 99.2.

 EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated March 12, 2021
99.2	Home Country Exemption Letter

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2021	MingZhu Logistics Holdings Limited (Registrant)

	By:	/s/ Jinlong Yang
	Name:	Jinlong Yang
	Title:	Chief Executive Officer

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